Balaton Power Inc.
Suite 206, 20257 54th Avenue
Langley, British Columbia V3A 3W2
Phone: 604.533.5075	Fax: 604.533.5065

March 19, 2012

Balaton Power Inc.
Close of Private Placement

Balaton Power Inc. (the "Company") (OTCBB Symbol BPWRF) announces that, further to its news release of November 16, 2011, it has closed its previously announced non-brokered private placement (the "Offering") and received proceeds of US$85,000 from the sale of 3,400,000 Units of the Company.

Each unit (a "Unit") consists of one common share of the Company (a "Common Share") and one share purchase warrants (a "Warrant"). Each Warrant is exercisable to purchase one additional Common Share at an exercise price of US$0.035 until September 13, 2013. The securities sold are subject to a hold period expiring July 14, 2012.

This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

FOR AND ON BEHALF OF THE BOARD OF DIRECTORS

"Paul Preston"

Paul Preston
Director